Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at October 31, 2014:

As at October 31, 2014
(in millions of Canadian dollars)
Subordinated Debentures	4,871
Equity
Common Equity
Common Shares	15,231
Retained Earnings	28,609
Accumulated Other Comprehensive Income	949
Other Reserves	176

Total Common Equity	44,965
Preferred Shares	2,934

Total Equity Attributable to Equity Holders of the Bank	47,899
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,312

Total Equity	49,211

Total Capitalization	54,082

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the four year period ended October 31, 2014.

	October 31,
	2014(1)	2013(1)(2)	2012(1)(2)	2011(1)	2010(3)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.52	7.42	7.43	5.73	4.70
Including interest on deposits	2.21	2.01	2.03	1.91	1.70
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.29	6.03	6.02	4.76	3.99
Including interest on deposits	2.15	1.94	1.96	1.84	1.64

(1)	Calculated in accordance with IFRS.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).
(3)	Calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.